EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$118,460	$142,199	$127,417	$114,341	$138,289
Fixed Charges (as below)	60,529	67,012	58,094	55,808	63,242
Total Earnings	$178,989	$209,211	$185,511	$170,149	$201,531

FIXED CHARGES
Interest Expense	$59,168	$64,105	$54,261	$50,089	$55,213
Credit for Allowance for Borrowed Funds Used During Construction	549	608	312	1,198	2,208
Trust Dividends	(268)	(201)	(179)	(179)	(179)
Estimated Interest Element in Lease Rentals	1,080	2,500	3,700	4,700	6,000
Total Fixed Charges	$60,529	$67,012	$58,094	$55,808	$63,242

Ratio of Earnings to Fixed Charges	2.95	3.12	3.19	3.04	3.18